UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 205491

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

February 8, 2024

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Registrant”) as of February 8, 2024. Reference is made to the Form 6-K furnished by the Registrant with the United States Securities and Exchange Commission on February 2, 2024.

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Settlement Agreement between Philip Morris Products S.A. and Nicoventures Trading Limited, dated February 1, 2024*

* Portions of the exhibit have been omitted because they are both (i) not material and (ii) is the type of information that the Company treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Caroline Ferland
	Name:	Caroline Ferland
	Title:	Company Secretary

Date:  February 8, 2024